Gastar Exploration Ltd.

1331 Lamar Street; Suite 1080

Houston, Texas 77002

December 23, 2005

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gastar Exploration Ltd.

Withdrawal of Form 8-A, File No. 000-51655

Ladies and Gentlemen:

In accordance with Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Gastar Exploration Ltd., a corporation formed under the laws of the Province of Alberta, Canada (the “Registrant”), hereby respectfully requests the immediate withdrawal of the above-referenced Registration Statement on Form 8-A (the “Registration Statement”) (File No. 000-51655) filed on December 7, 2005.

The Registrant is making this request because the Registration Statement was filed as a Form 8-A12G rather than a Form 8-A12B, and the Registrant has been approved to list on the American Stock Exchange. No securities were sold in connection with the Registration Statement. The Registrant is filing the appropriate Form 8-A12B on December 23, 2004.

We appreciate your assistance and should you need any additional information, please feel free to contact the undersigned at (713) 739-1800 or James M. Prince of Vinson & Elkins L.L.P. at (713) 758-2222.

Respectfully submitted,

GASTAR EXPLORATION LTD.

/s/ J. RUSSELL PORTER
J. Russell Porter Chief Executive Officer and President